Exhibit 99.1

Fitch raises its rating on FCA N.V. to Investment Grade
Fitch Ratings communicated today that it has raised its rating on FCA N.V.’s long-term debt to Investment Grade: from “BB“ to “BBB-”.
The outlook is Stable.
The short-term rating has been raised from “B” to “F3”.

London, 30 November 2018

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